UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 29, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Report on Voting Results;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: May 29, 2014	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

REPORT OF VOTING RESULTS

NATIONAL INSTRUMENT 51-102

FOR

ENBRIDGE INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON WEDNESDAY, MAY 7, 2014

To:	Canadian Securities Administrators in each province

In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of Enbridge Inc. (the “Corporation”) held on Wednesday, May 7, 2014. Each of the matters is described in greater detail in the Corporation’s Notice of Meeting and Management Information Circular dated March 4, 2014. The vote on items 1, 3, 4 and 5 were conducted by way of ballot and on item 2 by way of show of hands. The manner in which the ballots, or proxies received, as applicable, were voted in respect of each matter is set out below.

Matters Voted Upon

Outcome of Vote
1.	The election of each of the 12 nominees listed below as Director of the Corporation to hold office until the close of the next Annual Meeting of Shareholders or until his or her successor is duly elected or appointed:	Carried

	Votes For		Votes Withheld
	#	%	#	%
David A. Arledge	524,303,273	99.76	1,256,383	0.24
James J. Blanchard	524,200,940	99.74	1,358,716	0.26
J. Lorne Braithwaite	508,153,283	96.69	17,406,373	3.31
J. Herb England	513,121,004	97.63	12,438,652	2.37
Charles W. Fischer	515,959,252	98.17	9,600,404	1.83
V. Maureen Kempston Darkes	515,699,207	98.12	9,860,449	1.88
David A. Leslie	524,465,635	99.79	1,094,021	0.21
Al Monaco	524,557,522	99.81	1,002,134	0.19
George K. Petty	523,262,075	99.56	2,297,581	0.44
Charles E. Shultz	514,991,424	97.99	10,568,232	2.01
Dan C. Tutcher	524,062,324	99.72	1,497,332	0.28
Catherine L. Williams	516,108,270	98.20	9,451,386	1.80

Outcome of Vote
2.	The appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.	Carried

Votes For		Votes Withheld
#	%	#	%
528,091,829	98.43	8,423,543	1.57

Outcome of Vote
3.	Increase in the number of common shares reserved for issuance under the Stock Option Plans.	Carried

Votes For		Votes Against
#	%	#	%
471,922,470	89.79	53,637,037	10.21

Outcome of Vote
4.	Amendment, continuation and approval of the Shareholder Rights Plan.	Carried

Votes For		Votes Against
#	%	#	%
514,008,403	97.80	11,551,107	2.20

Outcome of Vote
5.	Approach to executive compensation.	Carried

Votes For		Votes Against		Votes Abstained
#	%	#	%	#	%
504,625,414	96.02	19,302,904	3.67	1,626,430	0.31

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